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                                 EXHIBIT 2.2
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                           SHARE PURCHASE AGREEMENT
                           ------------------------

In Madrid, on December 19, 1997.

                                    APPEAR

On the one part, Mr. Pedro Nunez-Barranco Guembe, of Spanish nationality, of legal age, separated, with domicile at C/Dalia, 375, Alcobendas, Madrid, and Tax Identification Number ("N.I.F.") 5.590.151 R.

On the other part, Mr. Glenn J. Walters, of American nationality, of legal age, married, with domicile at 61 Crescent Street, Duxberry, Massachusetts, USA, and Passport Number P- 102507232.

                                 THEY INTERVENE

Mr. Pedro Nunez-Barranco Guembe, (hereinafter, the "VENDOR"), in his own name and on his own behalf.

Mr. Glenn J. Walters on behalf of ADVANCED DEPOSITION TECHNOLOGIES, INC. (hereinafter "ADT" or the "PURCHASER"), an American company, incorporated under the Laws of Delaware, with registered address in 1290 Orange Street, Wilmington, Delaware. He is empowered to execute this deed by virtue of a special power of attorney granted thereto by Mr. Mark R. Thomas dated December 12, 1997 before the Notary Public of Massachusetts, Mr. Albert A. Ferreira, in English and Spanish, duly legalized by means of an apostle pursuant to The Hague Convention of October 5, 1961.

                                    RECITALS

I. The Vendor is the absolute legal owner of 10,500 bearer shares of ALEXANDER BOXALL, S.A. (hereinafter, "ABSA"), grouped in a sole series, numbers l to 500, both inclusive, and number 1,001 to 11,000, both inclusive, with a face value of Pesetas 1,000 each, representing fifty per cent (50%) of ABSA's share capital.

II. The shares are represented by means of a global certificate and are free of any liens, charges, third party rights or restrictions to transfer, and they do not entail any ancillary performances. The shares numbered 1 to 500 are fully subscribed and totally paid up. The shares numbered 1,001 to 11,000, were fully subscribed and paid-up in a twenty-five per cent (25%). The Vendor undertakes hereby to pay in all the outstanding amount, representing Pesetas 7.500,000 within three (3) days from the date hereof.

III. The Vendor acquired the shares by the following means:

     a) Shares numbers I to 300, by subscription, by means of the Public Deed of Incorporation (of Alexander Boxall, SA.) executed on November 26, 1979 before the Notary Public of Madrid Mr. Roberto Blanquer Uberos, file number 2,813.

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     b)   Shares numbers 301 to 500, by means of the Public Deed of winding up of the marriage community of assets ("escritura de liquidation y adjudication de gananciales"), executed on April 24, 1985, before the Notary Public of Madrid, Mr. Jess del Fraile Sarmiento, file number 596.

     c) Shares numbers 1,001 to 11,000, by subscription, by means of the Public Deed of share capital increase, executed on May 25, 1988, before the Notary Public of Madrid Mr. Robert Blanquer Uberos, file number 1,802.

IV. Article 108 of the Spanish Law on the Securities Market is not applicable to this Share Purchase Agreement.

V. Both parties are interested in entering into this Share Purchase Agreement, which shall be governed by the following

                                    CLAUSES

1.   PURPOSE

     The Vendor hereby sells and transfers his shares in ALEXANDER BOXALL S.A., to the Purchaser, who purchases and acquires them as described above and under the conditions set forth herein. In this act, the global certificate representing the shares is delivered to the Purchaser.

2.   PRICE

     The purchase price is three million seven hundred ninety thousand dollars (US$ 3,790,000), to be paid as follows:

     a) US$ 2,800,000 are paid by means of the delivery of two banker checks of the Citibank Madrid branch number 33 which are delivered to the Vendor in this act, this Share Purchase Agreement serving as a receipt for payment of such amount. A photocopy of the checks is attached hereto as Annex 1.
                    -------

     b) US$ 990,000 shall he payable by means of the delivery of a banker check for the foregoing amount, on the second anniversary from the date hereof. Interest shall accrue on the deferred payments at an interest rate of 5.39%, resulting in an amount of US$109,598 that shall be paid together with the remaining part of the price.

Early maturity of the term shall occur and payment of the deferred installment shall be immediately demanded, in the event that the Purchaser seeks relief under bankruptcy or suspension of payments proceedings, or admits his inability to pay his liabilities in due time. Interest shall accrue up to the time of early maturity. Notwithstanding, in the event that the deferred portion of the price is not paid when due, in whole or in part, the unpaid amount shall accrue interest the legal interest rate applicable at that time.

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3.   GUARANTEES GRANTED BY THE PURCHASER FOR THE DEFERRED PAYMENT

3.1 In case of unpayment of the deferred portion of the purchase price, the Vendor may choose:

     (i) to request payment of the price in cash together with the accrued interest, plus the legal interest applicable at that time plus US$340,000, as a penalty; or

     (ii) to terminate the sale and purchase, in which case the Purchaser shall be bound to return to the Vendor shares of Alexander Boxall, S.A. representing 50% of its share capital and with a value equal to the total purchase price. In this case, the Vendor shall be obliged to reimburse to the Purchaser the portion of the Price paid hereby, notwithstanding the Vendor's right to request damages.

3.2. The price will be considered to have been unpaid in the event that, once the term has expired, no payment has been made or when, the Purchaser being bound to make the discount referred to in clause 5.5.1 below, the Purchaser has not made the bank deposit of the discounted amount and has not fulfilled the remaining obligations set forth in clauses 5.5.1 through
     5.5.6 below.

4.   EXCLUSION OF OBLIGATION TO REPAIR DAMAGES

     The Vendor will not be liable for any past or future contingency or fact affecting ABSA or the value of the shares, Consequently, and except as set forth in clauses 5 below. no repair of damages for defects, whether apparent or hidden shall be applicable and the Purchaser expressly waives any right to any action it may be entitled in this respect.

5.   TAX LIABILITIES

5.1 As an exception to clause 4 above, if, as a result of a tax audit or any other act of the tax authorities, which must not be triggered by ABSA or by the Purchaser directly or indirectly in any case, ABSA is held liable for tax debts derived from facts occurred in the tax years 1995, 1996 or within the period starting on January 1, 1997 and ending on the date hereof, the Vendor will reimburse ADT or will pay to the tax authorities, a 50% of the amount assessed in accordance with the procedure described below.

5.2 Before drawing up the 1997 financial statements, the panics will negotiate in good faith so that the account entries of ABSA reflect in the most appropriate way the economic facts of ABSA, and to avoid tax errors or contingencies, for facts occurred during the in the tax years 1995, 1996 or within the period starting on January 1, 1997 and ending on the date hereof; Will try that the accounts be prepared in a correct way. Notwithstanding, the final decision of the approval of the accounts will correspond to the directors of ABSA at the given time.

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5.3  If ABSA receives any tax notice from which tax liabilities might arise for facts occurred during the in the tax years 1995, 1996 or within the period starting on January 1, 1997 and ending on the date hereof that should have been paid before the date hereof , it will notify the Vendor within eight business days or within half the period granted by the tax authorities if shorter, in order to allow the Vendor to make up his mind on the notice.

5.4 From that time and until the matter is finally solved, the parties will act jointly, will exchange all information, and will try to minimize the tax liability. The Vendor will be allowed to appoint, at his cost, an independent advisor who will participate in the procedure along with the one appointed by ABSA, if any. At the option of the Vendor, ABSA will use all appeals available in the administrative-judicial and judicial procedures. In those procedures, the Vendor will provide the guaranties or bonds which might be necessary to suspend enforcement up to 50% of the assessed debt.

     The party which, against the express opinion of the other party, decides not to consent the tax inspection and/or challenge the tax assessment made, will be liable for any damages caused to the other party as a result of the administrative-judicial and judicial procedures initiated against his opinion.

5.5 If at maturity of the payment of the installment set forth in clause 2b) above, there is a tax procedure not finalized or open due to an outstanding appeal, the following rules will apply:

     5.5.1. If on the payment date of the deferred installment there is no tax assessment, ADT will pay the Vendor the amount of the installment less the amount which in the opinion of the auditing firm Price Waterhouse Madrid at that time represents 50% of the tax contingency. Should Price Waterhouse not be able to quantify the tax contingency before the date of the payment of the installment, either party request Arthur Andersen Madrid to quantify the contingency within a maximum of 30 days. In this case, the amount to be deducted from the installment will be the one quantified by Arthur Andersen. If Arthur Andersen fails to quantity the contingency within the aforesaid 30 days, the amount to be deducted shall be the countervalue of 42.000.000 Ptas. The fees of Price Waterhouse and Arthur Andersen, if any, will be paid by the party which assessment of the tax contingencies differs in a bigger amount from the final assessment of the auditors. If the tax assessment had been made, the amount to be deducted from the price will be 50% of the assessment less the amount that might have been guaranteed by the Vendor according to Clause 5.4 above.

     5.5.2. ADT will deposit the amount referred to in Clause 5.5.1. with a Spanish reputable bank, having a branch in Madrid, in an account remunerated and Liquid.

     5.5.3. ADT will provide the bank with irrevocable instructions at the time of the deposit in the sense that the deposited amount, along with the accrued interest, corresponds to the Vendor and must be used only for the payment of the tax liabilities of the Vendor, i.e., fifty per cent (50%) of the total tax liability.

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     5.5.4.   In order to limit the use of the deposit, ADT will inform the bank about the exact tax procedure which is outstanding, because if there is not any started by the authorities directly, neither a discount from the price nor the deposit will be made.

     5.5.5. ADT will instruct the bank so that the deposited amount, along with the accrued interest, only may he withdrawn (i) by agreement of the two parties, or (ii) to the party or parties determined by the arbitral award the arbitral award rendered under the procedure referred to in Clause 11.2 below; or (iii) against delivery by the Vendor or the Purchaser of a final resolution condemning ABSA to pay tax liabilities corresponding to fiscal years 1995, 1996 or the period from January 1, 1997 to the date hereof. In this latter case, the bank shall only deliver the deposited amount and accrued interest by means of a check in favor of the tax authorities or by means of a bank transfer to the tax authorities.

     5.5.6. ADT will deliver to the Vendor, within 30 days from the date of maturity of the installment, a copy of the document issued by the bank acknowledging receipt of the funds and the instructions given to the bank.

     5.5.7.   Any breach by ADT of what is contemplated in Clauses 5.5.1 to
              5.5.6 above will be considered to be a breach of its obligation to pay the installment. ADT will not be authorized to withdraw or postpone payment except in accordance with Clause 5.5.1 above.

6.   NON COMPETITION

6.1 The Vendor undertakes not to carry out anywhere in the world, directly or through other individuals or entities, any competing activities against ABSA, within five (5) years from the date of this agreement, notwithstanding to what is established in Clause 6.3. For these purposes, an activity will be deemed to be a competing one, if it consists of the manufacturing and marketing of motor and lighting capacitors.

6.2 The Purchaser will not carry out in Spain and Chile, directly or through other individuals or entities, in particular ABSA, any competing activities against the Vendor or related entities (such as DNA Energia S.A. and Condensadores DNA Chile Limitada), within five (5) years from the date of this Agreement. For these purposes, an activity will be deemed to be a competing one, if it consists of the manufacturing and marketing of three phase power capacitors, self-regulated batteries, and auxiliary and accessories for reactive energy.

6.3 The Purchaser will not be allowed, directly or through other individuals or entities, and in particular ABSA, during five (5) years, to compete with Condensadores DNA Chile Limitada or related entities regarding the manufacturing and sale of motor and lighting capacitors in Chile, Colombia, Bolivia, Peru, Ecuador and Venezuela.

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7.   USE OF THE DNA TRADEMARK

7.1 Notwithstanding that today the Vendor transfers to ABSA his share in the DNA trademark, which is registered in Spain, that trademark can be used within five (5) years from the date of this agreement by DNA Energia S.A. for three phase power capacitors, self regulated batteries, regulators and accessories for reactive energy, according to the terms provided for in the licensing agreement entered into between ABSA and DNA ENERGIA, S.A.

7.2 Condensadores DNA Chile Limitada is the registered owner of the trademark DNA in several countries of South America. The Vendor undertakes to cause it to cease the use of that trademark within five (5) years. Until that time, it wilt be authorized to use it for three phase power capacitors, auxiliary equipment and accessories for reactive energy. It will also be allowed to use it for three phase power capacitors manufactured in Chile

8.   TEMPORARY SUPPLY TO DNA ENERGIA AND CONDENSADORES DNA CHILE

8.1 The purchaser undertakes to cause ABSA to supply DNA Energia S.A. and Condensadores DNA Chile Limitada, within the period normally applied to its ordinary customers, with the products that ABSA has being supplying until now to these two companies, and on an amount equal to the total amount invoiced during 1997, with a 20% upward or downward variation.

8.2 This supply obligation shall have a six (6) month period, which may be automatically extended for another six (6) month period as an option of the supplied companies, which may cancel the commercial relation with a prior written notice of two months, before the expiration of the initial six (6) month period.

8.3 The supplies' price, including those effected before the execution of this agreement, shall be paid within the 120 day period following delivery. The supplies effected after the execution of the agreement shall be subject to the prices table signed by both parties on the date hereof and attached as Annex 2. The Vendor hereby personally guarantees any amounts now or in the future due by his two companies with respect to products supplied by ABSA.

9.   CONFIDENTIALITY

9.1. The parties will keep confidential all the information provided by one part to the other, directly or through his directors, officers, employees, advisors or auditors, regarding this Agreement or the due diligence review, with due diligence, unless such information is available to the public,\\ and the parties will notify to their respective directors, employees or other representatives having access to such information. the aforesaid confidentiality obligation.

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9.2.   Neither party will make any press release or of any other public announcement regarding this Agreement or the transactions contemplated hereby without the written consent of the other party, unless the parties are bound to release specific information pursuant to existing applicable regulations. In particular, the Vendor acknowledges that ADT, as a publicly traded company, may be required to make press releases and/or other public disclosures regarding the transaction.

10.    MISCELLANEOUS

10.1.  Language:
       --------

       This agreement is executed in both the English and Spanish languages, having both languages the same authority. In case of any discrepancies between the English and the Spanish versions, the literal interpretation rule should be avoided.

10.2.  Previous acts of the parties:
       ----------------------------

       The letter of intent dated October, 24, 1997 arid any other expression of the parties will shall previous to this agreement, shall be understood as novated and replaced hereby. Nevertheless, the Vendor expresses wish and ADT its shall that the level and other labor conditions in ABSA shall be maintained, should the market so permit, as it was expressed in the letter of intent.

10.3.  Notices:
       -------

       All notices between the parties could be made both in English and Spanish, by facsimile or any other written support, addressed to:

       a) ADT, Myles Standich Industrial park, Taunton, Massachusetts, 02780 USA, tel. 07.1.508.8230707, fax 07.1.508.8234434.

       b) M. Pedro Nez-Barranco, c/ Colibries n4 Poligono Industrial Pinto Estacion, 28320 Pinto, Espana. tel. 34.1.6916612, fax. 34.1.6912257.

10.4.  Expenses and taxes
       ------------------

       Taxes shall be borne by the parties in accordance with applicable law. Costs and expenses derived from the intervention of a Public officer ("fedatailo publico") shall be paid by the Vendor and the Purchaser equally, up to the limit, for ADT, of US$3,750.

10.    GOVERNING LAW AND ARBITRATION

10.1 This agreement shall be governed by and construed in accordance with the laws of the Kingdom of Spain.

10.2 Any disputes arising under this agreement between the parties that may not be amicably solved between them, shall be definitively solved according to the Rules of Conciliation

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       and Arbitration of the International Chamber of Commerce. Each party shall appoint an arbitrator, and these shall elect a third one, who shall chair the Arbitration Tribunal. If one party, required by the other to appoint an arbitrator, does not do it within a 30 calendar days period, or if the arbitrators appointed by the parties do not reach an agreement to appoint the third one within a 15 calendar days period, the corresponding appointment shall be effected by the International Chamber of Commerce. The arbitration shall be an arbitration at law, the arbitration proceedings shall be conducted in the city of Madrid, and the parties may use its own language, the arbitration award should be issued both in English and Spanish with an identical authority. The parties undertake to immediately comply with the arbitration award.

Notwithstanding the above, the Vendor will be entitled to enforce its payment rights under clauses 2 and 3 above by judicial enforcement procedures.



ADVANCED DEPOSITION                         Pedro Nunez-Barranco Guembe
TECHNOLOGIES


/s/ Glenn J. Walters                        /s/ Pedro Nunez-Barranco Guembe
_______________________________             ________________________________
Glenn J. Walters                            Pedro Nunez-Barranco Guembe

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